Exhibit 99.1

GERDAU S.A. CNPJ/MF n.º 33.611.500/0001-19 NOTICE TO THE MARKET Gerdau S.A. is announcing the completion of the sale to Commercial Metals Company (CMC) of four U.S. rebar mills and rebar fabrication locations. The sale includes the steel mills in Jacksonville, FL, Knoxville, TN, Rancho Cucamonga, CA, and Sayreville, NJ, as well as all of Gerdau’s U.S. rebar fabrication facilities. The transaction was originally announced on January 2, 2018, for US$ 600 million, as well as an approximately US$100 million estimated working capital adjustment. The purchase price is subject to a further customary purchase price adjustment as described in the Purchase Agreement. The cash received will be used to reduce financial leverage. Gerdau maintains a strong presence in North America. With 13 steel mills located throughout the U.S. and Canada, Gerdau continues to be a leading producer of structural steel, merchant bar, and special bar quality products, as well as rebar. According to Gustavo Werneck, CEO of Gerdau, “the completion of this transaction represents an important milestone in our strategy to reduce financial leverage and to focus on better return opportunities. We will accelerate growth in attractive segments in North America, one of our core markets, and will continue to serve and create value for customers in the construction, industrial equipment, transportation and energy markets”. São Paulo, November 05, 2018. Harley Lorentz Scardoelli Executive Vice-President Investor Relations Officer